AMENDED AND RESTATED AGREEMENT AMONG JOINT INSUREDS

THIS AMENDED AND RESTATED AGREEMENT made as of March 30, 2010 by and between PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT (each a “Trust”), on behalf of each Trust’s respective series of shares (the “Funds”).

WHEREAS, PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust previously entered into an Agreement among Joint Insureds dated July 1, 2009;

WHEREAS, the parties desire to add PIMCO Equity Series and PIMCO Equity Series VIT as a party to the Agreement;

WHEREAS, each of the Trusts and Funds has retained Pacific Management Company LLC (“PIMCO”) as investment adviser (PIMCO and any other advisory firm that is an affiliate of PIMCO, an “Affiliated Manager”);

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company, Federal Insurance Company, Continental Casualty Insurance Company. Travelers, US Fire Insurance Company, US Specialty and RLI Insurance Company (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company, not listed at the head of this agreement for which an

Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Funds

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO Variable Insurance Trust

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO ETF Trust

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO Equity Series

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO Equity Series VIT

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

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